TASEKO REPORTS 2018 FOURTH QUARTER AND
ANNUAL FINANCIAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 12, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports financial results for the fourth quarter and full year ending December 31, 2018.

Russell Hallbauer, President and CEO of Taseko, commented, “In 2018, Gibraltar generated $149 million of earnings from mining operations before depletion and amortization* on a 100% basis. The copper price volatility over the year, ranging from a high of US$3.25 to a low of US$2.60 per pound, made it a challenging environment for many aspects of our business, from mine planning to pricing, as we tried to maximize operating margin and returns. We expect, as do many industry analysts, increased copper prices in 2019 and a rebound in gross revenue and margins. With global copper inventories at multi-year lows and less scrap copper being used in the manufacture of final products combined with limited new production capacity, the growing copper deficit will only result in higher prices.”

Mr. Hallbauer continued, “We are pleased with the performance of Gibraltar, but the focus of shareholders should be on our Florence Copper Project, with it now transitioning from a development project to an operating asset and continuing to advance as planned. Since we began operating the commercial scale wellfield, we have been extremely pleased with the results. The main focus of this phase is to demonstrate to the regulators and key stakeholders that we are able to maintain hydraulic control of the leach solutions underground. All of the data gathered since we began injecting solutions indicate that copper mineralization is dissolving into copper solution as predicted. With operations underway, we have commenced detailed engineering and the process to finalize the commercial scale permits, with the goal of commencing construction of the commercial plant as soon as possible.”

“The fourth quarter of 2018 was generally in line with our expectations for sales which came in at 43 million pounds of copper and 738,000 pounds of molybdenum (100% basis). Copper production was slightly lower than anticipated due to a series of minor operational issues, particularly in December, which were compounded by higher work index ore and lower grade stockpile feed. We were able to ship most of the excess concentrate from the third quarter with copper inventory declining from 19 million pounds to two million pounds by year end,” Mr. Hallbauer continued.

“Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, we do not anticipate those fluctuations to be as significant as last year. Even though we expect higher copper pricing in 2019, we have made a number of mine plan adjustments and spending curtailments to address the current weaker pricing environment,” added Mr. Hallbauer.

Mr, Hallbauer continued, “Our acquisition of Yellowhead Mining is expected to close in the coming days as the transaction was approved by Yellowhead shareholders at a special meeting held on February 8, 2019. I cannot emphasize how enthused we are to have acquired this quality, near-shovel-ready asset. The intrinsic value of the Yellowhead project to Taseko has not been recognized by the investment community. During the first seven years of operation, the mill will process head grades of 0.32% CuEQ. Simplistically put, the in-situ ore value is approximately US$22 per tonne at the long-term copper price. With a cost per tonne milled expected to be below C$10 per tonne, the mine site operating margin is approximately C$16 per tonne. At present design capacity of 70,000 tonnes per day of throughput the Yellowhead Mine will generate roughly $400 million in operating margin a year, and place it as one of the largest, long life copper mines in Canada.”

“As with all of our acquisitions of undervalued assets, we believe our operating and engineering expertise can create substantial long-term value. Based on Yellowhead’s 2014 technical report, the project has a pre-tax net present value in excess of C$1 billion, or approximately $4.00 per Taseko share. We expect to unlock further value for our shareholders in the months ahead,” concluded Mr. Hallbauer.

2018 Annual Review

  Earnings from mining operations before depletion and amortization* was $112.0 million and Adjusted EBITDA* was $98.2 million;

  Cash flows from operations were $94.1 million;

  The cash balance at the end of 2018 was $46 million, which is lower than the end of 2017 as the Company incurred expenditures of $36.5 million at the Florence Copper Project in the year;

  Net loss for the year was $35.8 million ($0.16 per share) includes an unrealized foreign exchange loss of $28.7 million. Adjusted net loss* was $8.5 million ($0.04 per share);

  The Gibraltar Mine (100% basis) produced 125.2 million pounds of copper and 2.4 million pounds of molybdenum. Copper head grades for the year were 3% lower than the life of mine average reserve grade;

  Site operating costs, net of by-product credits* were US$1.60 per pound produced, and Total operating costs (C1)* were US$1.93 per pound produced; and

  Construction of the Production Test Facility (“PTF”) for the Florence Copper Project in Arizona was completed on time and on budget and commenced operation in the fourth quarter. Results to date have been in line with management's expectations.

Fourth Quarter Review

  Fourth quarter earnings from mining operations before depletion and amortization* were $28.5 million, and Adjusted EBITDA was $26.5 million;

  Net loss was $19.7 million ($0.09 per share) includes an unrealized foreign exchange loss of $17.9 million. Adjusted net loss* was $1.3 million ($0.01 per share);

  Net loss and adjusted net loss for the fourth quarter include a $1.7 million write -down to reduce the net realizable value of ore stockpile inventories, as a result of the decline in copper prices;

*Non-GAAP performance measure. See end of news release.

  Cash flow from operations was $44.1 million;

  Total copper sales for the quarter were 42.7 million pounds (100% basis) as the excess inventory on hand at the end of the third quarter was sold in the fourth quarter;

  Copper production in the fourth quarter was 25.8 million pounds (100% basis) as a result of reduced head grades and mill throughput; and

  Site operating costs, net of by-product credits* were US$1.62 per pound produced and Total operating costs (C1)* were US$2.11 per pound produced.

HIGHLIGHTS

	Year ended			Three Months Ended
Financial Data (includes 75% share of Gibraltar)	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	343,870	378,299	(34,429)	111,121	95,408	15,713
Earnings from mining operations before depletion and amortization*	112,003	177,716	(65,713)	28,450	32,696	(4,246)
Earnings from mining operations	41,222	129,994	(88,772)	10,578	18,135	(7,557)
Net income (loss)	(35,774)	34,262	(70,036)	(19,720)	(7,600)	(12,120)
Per share - basic (“EPS”)	(0.16)	0.15	(0.31)	(0.09)	(0.03)	(0.06)
Adjusted net income (loss)*	(8,508)	41,420	(49,928)	(1,310)	(1,544)	234
Per share - basic (“adjusted EPS”)*	(0.04)	0.18	(0.22)	(0.01)	(0.01)	-
EBITDA*	71,483	163,757	(92,274)	7,886	22,350	(14,464)
Adjusted EBITDA*	98,217	161,749	(63,532)	26,489	28,639	(2,150)
Cash flows provided by operations	94,078	211,079	(117,001)	44,120	31,899	12,221

	Year ended			Three Months Ended
Operating Data (Gibraltar - 100% basis)	December 31,			December 31,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	111.6	93.1	18.5	28.4	26.9	1.5
Tons milled (millions)	30.1	29.8	0.3	7.1	7.9	(0.8)
Production (million pounds Cu)	125.2	141.2	(16.0)	25.8	25.5	0.3
Sales (million pounds Cu)	126.5	143.7	(17.2)	42.7	32.0	10.7

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q4	Q3	Q2	Q1	Q4	YE	YE
	2018	2018	2018	2018	2017	2018	2017
Tons mined (millions)	28.4	29.0	27.4	26.7	26.9	111.6	93.1
Tons milled (millions)	7.1	8.0	7.5	7.5	7.9	30.1	29.8
Strip ratio	5.1	1.7	1.9	4.1	4.9	2.7	3.4
Site operating cost per ton milled (CAD$)*	$9.16	$10.60	$10.31	$8.68	$7.68	$9.71	$7.48
Copper concentrate
Head Grade (%)	0.222	0.314	0.263	0.201	0.209	0.251	0.281
Copper Recovery (%)	81.3	85.9	85.3	75.7	77.5	82.7	84.1
Production (million pounds Cu)	25.8	43.0	33.5	22.9	25.5	125.2	141.2
Sales (million pounds Cu)	42.7	28.8	32.2	22.8	32.0	126.5	143.7
Inventory (million pounds Cu)	1.6	18.5	4.2	2.9	2.7	1.6	2.7
Molybdenum concentrate
Production (thousand pounds Mo)	727	690	506	443	537	2,366	2,637
Sales (thousand pounds Mo)	738	709	424	433	589	2,304	2,645
Per unit data (US$ per pound produced)*
Site operating costs*	$1.92	$1.50	$1.78	$2.25	$1.86	$1.80	$1.22
By-product credits*	(0.30)	(0.16)	(0.12)	(0.23)	(0.17)	(0.20)	(0.13)
Site operating costs, net of by-product credits*	$1.62	$1.34	$1.66	$2.02	$1.69	$1.60	$1.09
Off-property costs	0.49	0.24	0.32	0.31	0.42	$0.33	0.34
Total operating costs (C1)*	$2.11	$1.58	$1.98	$2.33	$2.11	$1.93	$1.43

OPERATIONS ANALYSIS

Full-year results

In 2018, Gibraltar produced 125.2 million pounds of copper. Copper grade for the year averaged 0.251% copper, approximately 3% below the life of mine average grade. Throughput and recoveries were both slightly below targeted levels for the year. Copper recovery was 82.7% for the year due to lower head grades in the current year.

A total of 111.6 million tons were mined in 2018, a 20% increase over the prior year as waste stripping was increased to meet mine plan sequencing requirements. Waste stripping costs of $48.8 million (75% basis) were capitalized in 2018, as a new pushback in the Granite pit was initiated. The ore stockpile tons remained relatively unchanged year over year.

Site operating costs* for the year were US$1.80 per pound of copper produced, an increase from 2017, due to the lower copper production, higher mining costs and decreased capitalization of stripping costs in the current year.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Site operating costs* does not include the benefit of an insurance recovery of $7.9 million (75% basis) that was recorded in the current year related to the 2017 Cariboo wildfires.

Molybdenum production for 2018 was 2.4 million pounds, resulting in by-product credits per pound of copper produced* of US$0.20, an increase from US$0.13 in the prior year. The higher by-product credit was due to higher molybdenum prices, partially offset by lower sales volumes in the current year.

Off property costs* were US$0.33 per pound of copper produced, consistent with US$0.34 per pound produced in 2017.

Total operating costs (C1)* were US$1.93 per pound of copper produced for the year.

Fourth quarter results

Copper production in the fourth quarter was 25.8 million pounds. Production was affected by lower head grades and recovery in the quarter as a result of the metallurgical makeup of the ore and severe winter weather which impacted mining operations and ore access.

A total of 28.4 million tons were mined during the period. The strip ratio for the fourth quarter of 5.1 to 1 was higher than recent quarters and above the life of mine average strip ratio of 1.9 to 1. Mill feed was supplemented with 2.2 million tons of ore drawn from stockpile.

Site operating cost per ton milled* was $9.16 in the fourth quarter of 2018.

Total site spending (including site operating costs and capitalized stripping costs) in the fourth quarter was 5% lower than the previous quarter. However, site operating costs per pound produced* increased to US$1.92 from US$1.50 in the previous quarter, because of lower copper production.

Molybdenum production was 0.7 million pounds in the fourth quarter, a result of continued strong molybdenum plant operating performance. By-product credits per pound of copper produced* increased to US$0.30 in the fourth quarter from US$0.16 in the previous quarter, as molybdenum revenues increased in the quarter while copper production volumes dropped.

Off-property costs per pound produced* were US$0.49 for the fourth quarter of 2018, which is higher than normal as a result of significantly higher copper sales volume during the current period. The unusually high copper concentrate inventory at the end of the third quarter was sold in the fourth quarter. Off-property costs per pound produced, including transportation, smelting and refining costs, are higher in periods where sales volumes are higher than production volumes.

Total operating costs (C1) per pound* were US$2.11 in the period, and were impacted by lower copper production and higher than normal off-property costs.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Health, Safety, and Environment

Health and safety have always been a high-level commitment for Taseko, Gibraltar, and Florence management. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health. Nothing is more important to the Company than the safety, health and well-being of our workers and their families.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment. The Gibraltar Mine’s 2018 results of zero loss time accidents, and zero accidents that affected the environment, are both a reflection of that priority and a reflection of the general standard of work at that site. We do not have access to comparable data for environmental performance but Gibraltar’s zero loss time accidents is once again an industry leading performance in an industry that prides itself on their ability to have their employees come to work and then return home safely. Gibraltar received the Province of British Columbia Ministry of Energy and Mines John Ash Award for the years 2015, 2016, and 2017 and is in line to receive it again for 2018. This award goes to the mine in British Columbia that has worked more than one million hours with the lowest injury frequency rate.

The same priority on health, safety, and environmental performance was exemplified during the construction of the Florence Copper PTF and the methods and culture at Gibraltar are being imported and implemented as the PTF enters the operations phase.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, the Company does not anticipate those fluctuations to be as significant as in 2018. The fundamentals for copper remain strong and most analysts are projecting a growing deficit and higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper Project

Construction of the Production Test Facility (“PTF”) for the Florence Copper Project progressed smoothly in 2018 and was completed on time and on budget. Wellfield operations commenced in the fourth quarter. Total expenditures at the Florence Project in 2018 were $36.5 million which includes PTF construction and operation, and other project development costs.

REVIEW OF PROJECTS - CONTINUED

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained. Results to date are in line with management's expectations. Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation, which is expected to produce 85 million pounds of copper cathode per year. The permit amendment process has started and it is anticipated that construction of the commercial scale operation could be commenced in the first half of 2020.

Aley Niobium Project

Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program was completed in the third quarter of 2018 to collect samples for further metallurgical testing. Aley project expenditures were $2.7 million in 2018.

Yellowhead Copper Project

On December 4, 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and requires the approval of the Supreme Court of British Columbia and Yellowhead shareholders. At a special meeting on February 8, 2019, Yellowhead shareholders voted to approve the acquisition and the transaction is expected to close in February.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, and an 8% discount rate results in a pre-tax net present value of $1.1 billion.

The Company will host a telephone conference call and live webcast on Wednesday, February 13, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (888) 390-0546 within North America, or (416) 764 -8688 for international callers.

The conference call will be archived for later playback until February 20, 2019 and can be accessed by dialing (888) 390-0541 within North America or, (416) 764- 8677 internationally and using the passcode 572084 # .

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	100,543	77,273	302,648	248,305
Less:
Depletion and amortization	(17,872)	(14,561)	(70,781)	(47,722)
Insurance recovered	38	-	7,913	-
Net change in inventories of finished goods	(20,028)	(5,392)	(2,435)	302
Net change in inventories of ore stockpiles	(8,905)	(8,006)	(1,078)	(14,266)
Transportation costs	(4,656)	(4,074)	(17,163)	(19,281)
Site operating costs	49,120	45,240	219,104	167,338
Less by-product credits:
Molybdenum, net of treatment costs	(7,643)	(4,016)	(23,419)	(16,883)
Silver, excluding amortization of deferred revenue	(118)	(173)	(327)	(810)
Site operating costs, net of by-product credits	41,359	41,051	195,358	149,645
Total copper produced (thousand pounds)	19,372	19,094	93,888	105,874
Total costs per pound produced	2.13	2.15	2.08	1.41
Average exchange rate for the period (CAD/USD)	1.32	1.27	1.30	1.30
Site operating costs, net of by-product credits (US$ per pound)	1.62	1.69	1.60	1.09
Site operating costs, net of by-product credits	41,359	41,051	195,358	149,645
Add off-property costs:
Treatment and refining costs	7,764	6,172	22,381	28,072
Transportation costs	4,656	4,074	17,163	19,281
Total operating costs	53,779	51,297	234,902	196,998
Total operating costs (C1) (US$ per pound)	2.11	2.11	1.93	1.43

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put options;
  Losses on settlement of long-term debt and copper call option; and
  Write-down of investment and mine equipment.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	(19,720)	(7,600)	(35,774)	34,262
Unrealized foreign exchange (gain) loss	17,887	1,541	28,704	(17,684)
Unrealized (gain) loss on copper put options	716	898	(1,970)	1,970
Loss on copper call option	-	-	-	6,305
Loss on settlement of long-term debt	-	-	-	13,102
Write-down of mine equipment	-	-	-	3,551
Write-down of investment	-	3,850	-	3,850
Estimated tax effect of adjustments	(193)	(233)	532	(3,936)
Adjusted net income (loss)	(1,310)	(1,544)	(8,508)	41,420
Adjusted EPS	(0.01)	(0.01)	(0.04)	0.18

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options;
  Losses on settlement of long-term debt and copper call option; and
  Write-down of investment and mine equipment.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	(19,720)	(7,600)	(35,774)	34,262
Add:
Depletion and amortization	17,872	14,561	70,781	47,722
Amortization of share-based compensation expense (recovery)	(288)	1,321	(1,282)	7,100
Finance expense	9,691	8,692	38,564	46,430
Finance income	(314)	269	(1,254)	(935)
Income tax expense	645	5,107	448	29,178
EBITDA	7,886	22,350	71,483	163,757
Adjustments:
Unrealized foreign exchange (gain) loss	17,887	1,541	28,704	(17,684)
Unrealized (gain) loss on copper put options	716	898	(1,970)	1,970
Write -down of investment	-	3,850	-	3,850
Write -down of mine equipment	-	-	-	3,551
Loss on copper call option	-	-	-	6,305
Adjusted EBITDA	26,489	28,639	98,217	161,749

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	10,578	18,135	41,222	129,994
Add:
Depletion and amortization	17,872	14,561	70,781	47,722
Earnings from mining operations before depletion and amortization	28,450	32,696	112,003	177,716

Site operating costs per ton milled

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	49,120	45,240	219,104	167,338

Tons milled (thousands) (75% basis)	5,361	5,887	22,569	22,367
Site operating costs per ton milled	$9.16	$7.68	$9.71	$7.48

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.